# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crisp Momentum Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5800 LaGorce Drive, Miami Beach, Florida (FL), 33140
Date of event which requires filing of this statement: 10/01/2025
Amends the filing with accession number 0001641172-25-027069
Filed by CIK 0002063950
Persons authorized to receive notices and communications: Jolanta Kluzowska, Im Grafenstein 30, Winterthur, Switzerland (V8), 8408, 41 765013160

## Reporting persons
- JAKOTA CAPITAL AG (CIK 0002063950): type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 238,560,284; shared voting power 0; sole dispositive power 238,560,284; shared dispositive power 0; aggregate amount beneficially owned 238,560,284 (11.6% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.
- da Silva Oliveira Ricardo (CIK 0002066363): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: working capital (WC); sole voting power 238,560,284; shared voting power 0; sole dispositive power 238,560,284; shared dispositive power 0; aggregate amount beneficially owned 238,560,284 (11.6% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Crisp Momentum Inc.
Address of issuer's principal executive offices: 5800 LaGorce Drive, Miami Beach, Florida (FL), 33140
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The responses to Items 1-4 and 7-13 of the cover page of this Schedule 13D are incorporated herein by reference.

Mr. Oliveira owns 100% of the interest in Joro Consulting Ltd., which owns 100% of Nobias Media Sarl (Luxembourg), which owns 100% of and controls Jakota. Mr. Oliveira is therefore the ultimate beneficial owner of Jakota by virtue of his 100% ownership of Joro Consulting Ltd., and as such, may be deemed the beneficial owner of the Shares. Mr. Oliveira disclaims beneficial ownership of such Shares.

The following disclosure is based on 2,049,621,210 shares of common stock issued and outstanding of the Issuer pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to include the following: On October 1, 2025, the Reporting Persons sold 500,000,000 shares of common stock for an aggregate purchase price of $2,760,000 (equivalent to $0.00552 per share) in a privately negotiated transaction.

On October 1, 2025, the Reporting Persons sold 500,000,000 shares of common stock at an aggregate purchase price of $3,000,000 (equivalent to $0.006 per share) in a privately negotiated transaction.

## Signatures
- JAKOTA CAPITAL AG: /s/ Jolanta Kluzowska, Jolanta Kluzowska, Director (10/03/2025)
- da Silva Oliveira Ricardo: /s/ Ricardo da Silva Oliveira, Ricardo da Silva Oliveira (10/03/2025)